Via Facsimile and U.S. Mail
Mail Stop 4720

May 25, 2010

Robert J. Coury
Chairman of the Board and Chief Executive Officer
Mylan, Inc.
1500 Corporate Drive
Canonsburgh, PA 15317

Re: Mylan, Inc.
Form 10-K Filed February 26, 2010
Definitive Proxy Statement Filed April 5, 2010
File No. 001-9114

Dear Mr. Coury:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 66

1. Please clarify the amount you would be required to pay if the Cash Convertible Notes were converted as of the end of the reporting period. It is unclear from the discussion on page 66 whether you would be required to pay $847.1 million, $410.6 million or some other amount.

2. We note you filed Purchase Agreement relating to the Cash Convertible Notes. This agreement does not include the material terms of the Notes. Please file the Note agreement as an exhibit.

3. We note that the Cash Convertible Notes are currently convertible and your disclosure in the Note 11 to the financial statements that the conversion provisions are determined by: the market price of the Company's stock; specified distributions to common shareholders; a fundamental change, as defined in the purchase agreement; or certain time periods specified in the purchase agreement. Please provide a more fulsome discussion of the triggering events.

4. Additionally, we note that the initial conversion reference rate is 75.0751 shares per $1,000 principal amount, subject to adjustment. Please explain the circumstances under which the conversion rate adjusts and how it will adjust.

Schedule 14A

Consideration of Director Nominees, page 9

5. Please expand your disclosure here to include whether the Governance and Nominating Committee considers diversity, and if so how, in identifying nominees for director. Refer to Item 402(c)(2)(vi) of Regulation S-K for guidance.

Our Executive Compensation Program, page 22

6. Please expand your base salary discussion to include the actual factors considered by the Compensation Committee for each named executive officer in determining the base salary increases awarded.

7. Please expand your Short-Term Incentive Compensation disclosure to discuss the subjective factors such as, "an executive's individual performance" considered by the Compensation Committee in determining the incentive awards for each named executive officer. Your discussion should more specifically explain how each

additional factor was considered and how it impacted each executive officer's incentive award.

8. Please expand your Long-Term Incentive Compensation disclosure to identify each of the operational and financial measures that resulted in the performance-based RSUs. Additionally, advise us as to whether there was a goal relating to stock performance. Your discussion should address whether, and to what extent, the goals were achieved.

9. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall, Attorney – Advisor at (202) 551-3574, Suzanne Hayes, Legal Branch Chief at (202) 551-3675, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director